ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

[redacted]ted in Western Australia

May 13, 2009

09046176

SUPPL

RECEIVED
2009 MAY 18 A 8:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
13 May 2009 (ASX: Announcement and Media Release – CSEM Data Acquisition commences Offshore Senegal)

dlw 5/18

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

13 May 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

CSEM DATA ACQUISITION COMMENCES OFFSHORE SENEGAL

First Australian Resources (FAR) is pleased to announce the commencement of a CSEM Data Acquisition and Geophysical Evaluation Programme over part of its Licence Area comprising Sangomar Offshore, Rufisque Offshore and Sangomar deep Offshore Blocks in Senegal, West Africa; where a number of drilling prospects have already been identified by FAR and its partner Petrosen.


BOA THALASSA
emgs

The acquisition phase will be conducted using the MV Boa Thalassa, the world's first purpose built EM survey vessel launched in December 2008 and chartered by EMGS under a long-term contract.

The CSEM acquisition phase, funded by Shell, is expected to take approximately two weeks and will be followed by processing, interpretation and integration of results. The objective of the programme is designed to enable Shell to determine whether or not to exercise an option ("the Option") to acquire a 70 percent interest in the Licence Area and enter the second renewal period that includes a well commitment. For further details of the Shell agreement see ASX release dated 25 March 2009.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au


legend
Old Boundary
New Boundary
CSEM Area
N
RUFISQUE SHALLOW
km2 3D acquired
Q1 2007
SANGOMAR DEEP
SANGOMAR SHALLOW
Zone of interest for slope fan attribute analysis
0 12.5 25 50
Kilometers
Water Depth: m

NATURE OF CSEM (Controlled Source Electro Magnetic)

The concept of using resistivity measurements for large scale offshore exploration was first mooted by academics more than 35 years ago. Commercial applications emerged in the late 1990s, and since the turn of the century several hundred sea bed electromagnetic surveys have been conducted worldwide. Sea bed logging can make a significant contribution to how the industry finds hydrocarbons by enabling additional analytical data to be considered, including the ranking of already existing prospects, before further resources are committed to exploration – which can be valuable given the high cost of drilling deepwater wells.


Electromagnetic source
Electromagnetic sensors
Measured signal
Resistive hydrocarbon reservoir

The primary application of CSEM is the identification and characterization of units that are more resistive than the surrounding rocks. Typically, a potential reservoir is identified with seismic data, and CSEM can then be used to analyse its resistivity. The technique seeks to detect the potential resistivity contrast between oil or gas-saturated rocks, and those with significant water content. The transformation from resistivity to geology, and finally pore fluid content, is an interpretive process that requires careful interpretation and integration of the CSEM data with seismic data, and, where available, local well control.

Shell has extensive experience worldwide of this technique, and is one of the largest users of CSEM, having undertaken more than 120 surveys.

For more information refer to:

http://www.emgs.com/technology
http://www.westerngeco.com/content/services/electromagnetic/csem.asp

For information on FAR's drilling activities visit our website at www.far.com.au